SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34741; File No. 812-15386

Royalty Pharma plc and Royalty Pharma Finance Corporation

October 27, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from all provisions of the Act.

Summary of Application: Applicants request an order that would permit Royalty Pharma Finance Corporation ("FinCo") to issue and sell commercial paper, preferred stock and other debt securities to finance the operations of Royalty Pharma plc ("RP") and its subsidiaries. Applicants state that FinCo would qualify for the exemption provided by rule 3a-5 under the Act but for the facts that: (i) FinCo may finance various subsidiaries of RP that are not "companies controlled by" RP within the meaning of rule 3a-5 due to their reliance on sections 3(c)(5) or 3(c)(6) of the Act, (ii) FinCo is a direct subsidiary of Royalty Pharma Holdings Ltd., a wholly-owned subsidiary of RP, which would not be a "company controlled by the parent company" within the meaning of rule 3a-5 to the extent it relies on section 3(c)(6) of the Act, and (iii) FinCo's "parent company" for purposes of rule 3a-5 would be RP, which would not be a "parent company" within the meaning of rule 3a-5 to the extent it relies on section 3(c)(6) of the Act.

Applicants: Royalty Pharma plc and Royalty Pharma Finance Corporation.

Filing Date: The application was filed on September 20, 2022.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on November 21, 2022, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Gregory S. Rowland, gregory.rowland@davispolk.com.

FOR FURTHER INFORMATION CONTACT: Steven I. Amchan, Senior Counsel, or Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated September 20, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Deputy Secretary